UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hyliion Holdings Corp.
(Name of Issuer)

(Common Stock, $0.0001 par value per share)

449109107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-l(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449109107

1	NAMES OF REPORTING PERSONS
Victoria Grace

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,010,361[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
10,010,361[1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,210,361[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.91%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
Consists of 10,010,361 shares of common stock of Hyliion Holdings Corp. owned by Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC, which may be deemed to be beneficially owned by Victoria Grace. Ms. Grace serves as the sole manager of both Colle HLN Associates LLC and Colle Logistics Associates LLC.  Ms. Grace serves as the sole manager of Colle Partners GP LLC, which serves as the sole general partner of Colle Capital Partners I LP. Ms. Grace disclaims beneficial interest in the shares of common stock of Hyliion Holdings Corp. held by Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC, except to the extent of her pecuniary interest therein.

[2]
Based on approximately 169,316,421 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported in the Issuer’s Form 10-K Report for the fiscal year ended December 31, 2020 and filed with the SEC on February 26, 2021.

CUSIP No. 449109107

1	NAMES OF REPORTING PERSONS
Colle Capital Partners I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,430,894[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,430,894[1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,430,894[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.85%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]
Consists of 1,430,894 shares of common stock of Hyliion Holdings Corp. owned by Colle Capital Partners I LP, which may be deemed to be beneficially owned by Victoria Grace. Ms. Grace disclaims beneficial interest in the shares of common stock of Hyliion Holdings Corp. held by Colle Capital Partners I LP, except to the extent of her pecuniary interest therein.

[2]
Based on approximately 169,316,421 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported in the Issuer’s Form 10-K Report for the fiscal year ended December 31, 2020 and filed with the SEC on February 26, 2021.

CUSIP No. 449109107

1	NAMES OF REPORTING PERSONS
Colle Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,430,894[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,430,894[1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,430,894[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.85%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

[1]	Consists of 1,430,894 shares of common stock of Hyliion Holdings Corp. owned by Colle Capital Partners I LP. Colle Partners GP LLC is the sole general partner of Colle Capital Partners I LP.
[2]
Based on approximately 169,316,421 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported in the Issuer’s Form 10-K Report for the fiscal year ended December 31, 2020 and filed with the SEC on February 26, 2021.

CUSIP No. 449109107

1	NAMES OF REPORTING PERSONS
Colle HLN Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,279,467[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
4,279,467[1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,279,467[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.53%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Consists of 4,279,467 shares of common stock of Hyliion Holdings Corp. owned by Colle HLN Associates LLC, which may be deemed to be beneficially owned by Victoria Grace. Ms. Grace disclaims beneficial interest in the shares of common stock of Hyliion Holdings Corp. held by Colle HLN Associates LLC, except to the extent of her pecuniary interest therein.

[2]
Based on approximately 169,316,421 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported in the Issuer’s Form 10-K Report for the fiscal year ended December 31, 2020 and filed with the SEC on February 26, 2021.

CUSIP No. 449109107

1	NAMES OF REPORTING PERSONS
Colle Logistics Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,300,000[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
4,300,000[1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,300,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.54%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Consists of 4,300,000 shares of common stock of Hyliion Holdings Corp. owned by Colle Logistics Associates LLC, which may be deemed to be beneficially owned by Victoria Grace. Ms. Grace disclaims beneficial interest in the shares of common stock of Hyliion Holdings Corp. held by Colle Logistics Associates LLC, except to the extent of her pecuniary interest therein.

[2]
Based on approximately 169,316,421 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported in the Issuer’s Form 10-K Report for the fiscal year ended December 31, 2020 and filed with the SEC on February 26, 2021.

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G filed on October 21, 2020, as follows:

Item 1(a) Name of issuer:

Hyliion Holdings Corp.

Item 1(b) Address of issuer’s principal executive offices:

1202 BMC Drive, Suite 100
Cedar Park, TX 78613

2(a) Name of person filing:

i.	Victoria Grace
ii.	Colle Capital Partners I LP
iii.	Colle Partners GP LLC
iv.	Colle HLN Associates LLC
v.	Colle Logistics Associates LLC

The Reporting Persons are filing jointly in accordance with Rule 13d-1(b)(1)(ii)(k). See Exhibit A for the Joint Filing Agreement.

2(b) Address or principal business office or, if none, residence:

i.	Victoria Grace:
55 Hudson Yards, Floor 44
New York, NY 10001

ii.	Colle Capital Partners I LP:
55 Hudson Yards, Floor 44
New York, NY 10001

iii.	Colle Partners GP LLC:
55 Hudson Yards, Floor 44
New York, NY 10001

iv.	Colle HLN Associates LLC:
55 Hudson Yards, Floor 44
New York, NY 10001

v.	Colle Logistics Associates LLC:
55 Hudson Yards, Floor 44
New York, NY 10001

2(c) Citizenship:

i.	Victoria Grace is a citizen of the United States.
ii.	Colle Capital Partners I LP is a Delaware limited partnership.
iii.	Colle Partners GP LLC is a Delaware limited liability company.
iv.	Colle HLN Associates LLC is a Delaware limited liability company.
v.	Colle Logistics Associates LLC is a Delaware limited liability company.

2(d) Title of class of securities:

Common stock, $0.0001 par value per share

2(e) CUSIP No.:

449109107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(l)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Victoria Grace

(a) Amount beneficially owned: 10,010,361 (1)
(b) Percent of class: 5.91% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 10,010,361 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 10,010,361 (1)
(iv) Shared power to dispose or to direct the disposition of: None

2. Colle Capital Partners I LP

(a) Amount beneficially owned: 1,430,894 (1)
(b) Percent of class: 0.85%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,430,894 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 1,430,894 (1)
(iv) Shared power to dispose or to direct the disposition of: None

3. Colle Partners GP LLC

(a) Amount beneficially owned: 1,430,894 (1)
(b) Percent of class: 0.85%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,430,894 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 1,430,894 (1)
(iv) Shared power to dispose or to direct the disposition of: None

4. Colle HLN Associates LLC

(a) Amount beneficially owned: 4,279,467 (1)
(b) Percent of class: 2.53%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,279,467 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 4,279,467 (1)
(iv) Shared power to dispose or to direct the disposition of: None

5. Colle Logistics Associates LLC

(a) Amount beneficially owned: 4,300,000 (1)
(b) Percent of class: 2.54%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,300,000 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 4,300,000(1)
(iv) Shared power to dispose or to direct the disposition of: None

(1)
The 10,010,361 shares of common stock of Hyliion Holdings Corp. owned by Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC may be deemed to be beneficially owned by Victoria Grace. Ms. Grace serves as the sole manager of both Colle HLN Associates LLC and Colle Logistics Associates LLC.  Ms. Grace serves as the sole manager of Colle Partners GP LLC, which serves as the sole general partner of Colle Capital Partners I LP. Ms. Grace disclaims beneficial interest in the shares of common stock of Hyliion Holdings Corp. held by Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC, except to the extent of her pecuniary interest therein.

(2)
Based on approximately 169,316,421 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported in the Issuer’s Form 10-K Report for the fiscal year ended December 31, 2020 and filed with the SEC on February 26, 2021.

Item 5.
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Colle Partners GP LLC has filed this schedule as a parent holding company or control person pursuant to Rule 13d-1(c). See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit C.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2021

COLLE CAPITAL PARTNERS I LP
By:	Colle Partners GP LLC, its general partner

By:	/s/ Victoria Grace
Victoria Grace, authorized person

COLLE PARTNERS GP LLC
By:	Victoria Grace, its manager

By:	/s/ Victoria Grace
Victoria Grace, manager

COLLE HLN ASSOCIATES LLC
By:	Victoria Grace, its manager

By:	/s/ Victoria Grace
Victoria Grace, manager

COLLE LOGISTICS ASSOCIATES LLC
By:	Victoria Grace, its manager

By:	/s/ Victoria Grace
Victoria Grace, manager

By:	/s/ Victoria Grace
Name: Victoria Grace

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Hyliion Holdings Corp. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 2, 2021.

COLLE CAPITAL PARTNERS I LP
By:	Colle Partners GP LLC, its general partner

By:	/s/ Victoria Grace
Victoria Grace, authorized person

COLLE PARTNERS GP LLC
By:	Victoria Grace, its manager

By:	/s/ Victoria Grace
Victoria Grace, manager

COLLE HLN ASSOCIATES LLC
By:	Victoria Grace, its manager

By:	/s/ Victoria Grace
Victoria Grace, manager

COLLE LOGISTICS ASSOCIATES LLC
By:	Victoria Grace, its manager

By:	/s/ Victoria Grace
Victoria Grace, manager

By:	/s/ Victoria Grace
Name: Victoria Grace

EXHIBIT B

IDENTIFICATION OF SUBSIDIARY

Colle Capital Partners I LP

EXHIBIT C

MEMBERS OF FILING GROUP

INDIVIDUAL:

Victoria Grace (an individual who may be deemed to control Colle Capital Partners I LP, Colle HLN Associates LLC and Colle Logistics Associates LLC)

PARTNERSHIP:

Colle Capital Partners I LP

PARENT HOLDING COMPANY OR CONTROL PERSON:

Colle Partners GP LLC

OTHER:

Colle HLN Associates LLC
Colle Logistics Associates LLC
Colle Partners GP LLC